UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NUTEX HEALTH INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67079U 108

(CUSIP Number)

Premier MACY Management Holdings, LLC
Attn: Matthew Stephen Young

2819 Cypress Dr.

Texarkana, TX 75503

(713) 226-1200

With copies to:

Robert Feiger

Friedman & Feiger LLP

17304 Preston Road, Suite 300

Dallas, Texas 75252

(972) 788-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079U 108	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Premier MACY Management Holdings, LLC EIN – (83-0642618)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 33,046,116
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 33,046,116
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,046,116
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
(1)	Based upon 661,897,896 shares of Common Stock outstanding as of August 7, 2023, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

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CUSIP No. 67079U 108	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer This statement on Schedule 13G/A (this “Schedule 13G/A”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Nutex Health LLC (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices The Company is a Delaware corporation with its principal executive offices located at 6030 S. Rice Ave., Suite C, Houston, Texas 77081.

Item 2.

(a)	Name of Person Filing Premier MACY Management Holdings, LLC

(b)	Address of the Principal Office or, if none, residence 2819 Cypress Dr., Texarkana, Texas 75503

(c)	Citizenship Texas, United States of America

(d)	Title of Class of Securities Shares of Common Stock

(e)	CUSIP Number 67079U 108

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CUSIP No. 67079U 108	13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 33,046,116

(b)	Percent of class: 4.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 33,046,116.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 33,046,116.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

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CUSIP No. 67079U 108	13G/A	Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

(i)	Premier MACY Management Holdings, LLC is the direct beneficial owner of 33,046,116 Shares, representing 4.99% of the outstanding Shares based on 661,897,896 Shares outstanding as of August 7, 2023. Each of Dr. Matthew Stephen Young and Cynthia J. Young, as co-trustees of the First Amended and Restated Matthew Stephen Young and Cynthia Young Joint Living Trust, the 99% owner of MACY GP LLC and the 100% owner of Premier MACY Management Holdings, LLC, can be deemed to be the indirect beneficial owners of the shares reported herein, (ii) Premier MACY Management Holdings, LLC, as the direct beneficial owner of the Shares reported herein, has sole power to vote and dispose, and each of Matthew Stephen Young and Cynthia J. Young, as co-trustees of the First Amended and Restated Matthew Stephen Young and Cynthia Young Joint Living Trust, the 99% owner of MACY GP LLC, the 100% owner of Premier MACY Management Holdings, LLC, can be deemed to be the beneficial owners of the Shares reported herein and have shared power to vote and dispose of such Shares, and (iii) the principal business of Premier MACY Management Holdings, LLC is to hold Shares.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 67079U 108	13G/A	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: 09/26/2023

PREMIER MACY MANAGEMENT HOLDINGS, LLC

By: MACY GP LLC

By: FIRST AMENDED & RESTATED MATTHEW STEPHEN YOUNG & CYNTHIA YOUNG JOINT LIVING TRUST

  /s/ Matthew Stephen Young

  Signature

  Matthew Stephen Young/Trustee

  Name/Title

/s/ Cynthia J. Young
Signature

Cynthia J. Young/Trustee
Name/Title

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